Draft 14F
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VeruTEK Technologies, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-5 1246

Nevada (State or other jurisdiction of Incorporation or Organization)	pending (I.R.S. Employer Identification No.)

628-2 Hebron Avenue Glastonbury, CT (Address of Principal Executive Offices)	06033 (Zip Code)

(860) 633-4900
(Registrant’s telephone number, including area code)

730 West Randolph, Suite 600
Chicago, IL 60661
(Former name or former address, if changed since last report)

May 22, 2007

VeruTEK Technologies, Inc.

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.
References throughout this information statement to “we”, “us”, and “our” are to VeruTEK Technologies, Inc.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with proposed changes in a majority of the membership of the board of directors of VeruTEK Technologies, Inc. The date of this information statement is May 23, 2007.

This information statement is being mailed to stockholders of record as of May 18, 2007 and filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2007.

On the tenth (10th) day after this Information Statement has been distributed to Shareholders, VeruTEK Technologies, Inc., a Nevada corporation (“VeruTEK”) plans to appoint the individuals named herein to its Board of Directors. In connection therewith, Ezio Montagliani and Peter Keller have tendered their resignation as all of the directors of the board of VeruTEK to be replaced by the individuals named herein.

Additionally, on May 9, 2007, Ezio Montagliani, resigned as president, chief executive officer and Peter Keller resigned as secretary and treasurer and John Collins was appointed to serve as VeruTEK’s chief executive officer and president, Michael Vagnini was appointed to serve as VeruTEK’s chief financial officer, and George Hoag was appointed to serve as VeruTEK’s senior vice president and director of research and development.

No action is required by the stockholders of VeruTEK in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to VeruTEK’s stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of VeruTEK’s directors occurs (otherwise than at a meeting of VeruTEK’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF NVH’S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTIONS

On May 9, 2007, VeruTEK Technologies, Inc., a Nevada corporation, formerly known as Streamscape Minerals, Inc., (“VeruTEK Nevada” or " Registrant") entered into and closed a share exchange agreement with VeruTEK Technologies, Inc., a Delaware corporation ("VeruTEK Delaware"), and each of VeruTEK Delaware's shareholders (the "Purchase Agreement"). Pursuant to the Purchase Agreement, VeruTEK Nevada acquired all of the issued and outstanding capital stock of VeruTEK Delaware from the VeruTEK Nevada shareholders in exchange for 17,634,112 shares of VeruTEK Nevada's common stock. For purposes herein, the above-referenced transaction is defined as the “Exchange”.

In connection with the acquisition of VeruTEK Delaware on May 9, 2007, Ezio Montagliani, resigned as president and chief executive officer and Peter Keller resigned as secretary and treasurer and John Collins was appointed to serve as VeruTEK Nevada’s chief executive officer and president, Michael Vagnini was appointed to serve as VeruTEK Nevada’s chief financial officer, and George Hoag was appointed to serve as VeruTEK Nevada’s senior vice president and director of research and development. On the Closing Date, pursuant to the terms of the Purchase Agreement, we acquired all of the outstanding capital stock and ownership interests of VeruTEK Delaware from the VeruTEK Delaware shareholders; and the VeruTEK Delaware shareholders transferred and contributed all of their shares of stock in VeruTEK Delaware to us. In exchange, we issued to the VeruTEK Delaware shareholders 17,634,112 shares of common stock, or approximately 79% of the combined company’s outstanding shares of common stock “VeruTEK Delaware Common Shares”. On the Closing Date, VeruTEK Delaware became a wholly owned subsidiary of Registrant. See form of Share Exchange Agreement, attached as Exhibit A for additional information.

The 21,430 VeruTEK Delaware shares outstanding on May 9, 2007 were converted into the right to receive an aggregate of 17,634,112 shares of VeruTEK Nevada Common Stock. The 21,430 shares of VeruTEK Delaware Common Stock delivered at the Effective Time were unregistered and restricted stock bearing a restrictive legend.

The consummation of the Purchase Agreement was completed in conjunction with a company financing with certain accredited and institutional investors (“Investors”) for the purchase of VeruTEK Nevada Common Stock simultaneous with the Purchase Agreement under the terms and conditions approved by our board of directors (“Financing”). These reported transactions have the effect of causing the Registrant to cease being a shell company as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934.

General Business Summary of VeruTEK.

VeruTEK Delaware (as used herein the “Company”) was incorporated as a Delaware Corporation on February, 1, 2006. The Company was formed to develop and commercialize new technologies in the field of environmental remediation. The Company provides technical and consulting services to clients to resolve complex environmental remediation matters at a wide range of waste sites, principally by combining surfactant and oxidant chemistries.

Description of Business

The Company is an environmental remediation company that provides environmental solutions for complex environmental problems. The Company has developed new clean and green technologies using food-grade surfactants and food additives that remove contamination without risk to humans or the environment. The Company’s technologies will allow development of four important revenue streams (1) remediation of contaminated sites; (2) sale of green chemicals, (3) licensing of proprietary technology; (4) laboratory services, and (5) high-level consulting.

The Company has successfully tested the first series of clean, green and effective technologies for surface and subsurface contamination in laboratory and field studies. The Company will use this technology to diversify its revenue streams. In the long term, these technologies will be used to penetrate the fragmented environmental market so as to become the first large, green environmental services firm.

Currently, most contaminated surface soil is excavated, treated at an off-site facility and landfilled. Initially, remediation of contaminated sites will be the Company’s most significant revenue stream. The Company will clean soils, sediments, and groundwater especially for clients with large liabilities (such as Fortune 500 industrial clients, utilities, the federal government and others). These solutions remove contamination at complex (large) commercial/industrial and government sites. The Company’s opportunity and vision is to replace the dig/haul/landfill mentality that pervades the environmental market. Instead of costly removal of vast quantities of contaminated soil, the Company now has the ability to design treatments in place using food-grade materials. The Company believes the overall size of the market for environmental remediation is as follows:

The market potential for Manufactured Gas Plant sites is estimated to be between $26 and $128 billion (based on 2004 U.S. EPA estimates). Manufactured Gas Plants were used by utility companies to manufacture natural gas which was distributed to customers.

Estimates for the number of chemical, petroleum and industrial sites are between 37,000 and 54,000 (based on 2004 U.S. EPA estimates). Each site could potentially have a cost between $3 million and $10 million. Accordingly, the Company estimates the market potential to be between $100 and $300 billion.

Estimate that U.S. government sites are that the market could be as large as the market for Manufactured Gas Plant sites (based on U.S. EPA estimates).

International sites represent additional potential market which, the Company believes, could ultimately be as large as the U.S. market.

Green chemical development is the second Company revenue stream. The Company has developed its first line of green, biodegradable solutions for environmental cleanup. The continual development and branding of the VeruSOL line of products will facilitate movement of the marketplace to more intelligent, earth-friendly solutions. Selling of green chemicals will catalyze the Company’s position in the environmental marketplace.

The environmental market is fragmented between water resources management, laboratory and analytical, consulting, real estate, and remediation sectors. Remediation (or cleanup) and laboratory services are common themes of these markets; both are marketing vehicles and revenue generators. Initially, the Company’s laboratory services will focus on high-end and specialty analysis of pollutants with the expectation and treatability studies. As the Company grows, the laboratory will grow to provide support for the Company's growing services.

With a previous dearth of real environmental solutions available, the environmental consulting market is currently commodity driven. With real solutions for cleanup, the environmental consulting market will be changed to high-end consulting for true cost-effective and green cleanup. The Company is positioned to capitalize on this trend in the market.

The Company expects its technologies will have an impact on the “brownfields” real estate market. These green technologies can safely remedy contamination in-place in cities and residential areas without having to destroy structures or move residents. Company technologies can be used to essentially eliminate significant obstacles faced in the sale or resale of these properties. This area offers another source of potential revenue.

With the invention of what is essentially a disruptive technology to the market, the Company has the opportunity to redefine the environmental market with green-brand, thoughtful, and cost-effective solutions. In addition, borrowing marketing strategies from other industries will help transform the large commodity-driven environmental market to a specialty market.

As of May 14, 2007, we had 12 employees. We have not experienced any work stoppages and we consider our relations with our employees to be good.

VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of May 9, 2007, there were issued and outstanding approximately 20,584,774 shares of common stock (excluding Notes that are convertible into 1,685,000 shares of Registrant’s common stock.) There is no other class of voting security of the Registrant authorized. In addition, at May 9, 2007, there were warrants to acquire 842,500 shares of common stock and a warrant issued to the holders of the Bridge Loan for up to an additional 750,000 shares of Registrant’s Common Stock. The Preferred Stock and the warrants are included in the computation of beneficial ownership “as if” the securities had been converted into their underlying shares of common stock. The following table sets forth the number of shares of common stock as beneficially owned as of May 9, 2007, by (i) each person known to the Company to own more than 5% of the common stock, (ii) each director, (iii) each executive officer and (iv) all directors, and executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date. Shares issuable upon exercise of warrants or the conversion that are exercisable or convertible within 60 days of May 9, 2006 are included as beneficially owned by the warrant holder. Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

Name and Address	Number of Shares Beneficially Owned	Approximate Percent Of Class

George Hoag, Senior Vice President, Director of Research and Development, and Director 628-2 Hebron Avenue Glastonbury, CT 06268	6,967,544	31.2870%

Hoag Environmental, LP 628-2 Hebron Avenue Glastonbury, CT 06268	2,945,995	13.2287%

Collins Family, LP 628-2 Hebron Avenue Glastonbury, CT 06268	1,926,108	8.6490%

John Collins, President, Chief Executive Officer and Director 628-2 Hebron Avenue Glastonbury, CT 06268	1,848,643	8.3011%

Nite Capital, L.P. 100 East Cook Road, Suite 201 Libertyville, IL 60048	1,304,040(1)	5.8556%

Peter Perakos 628-2 Hebron Avenue Glastonbury, CT 06268	1,278,363	5.7403%

Michael Vagnini, Senior Vice President and Chief Financial Officer (2) 628-2 Hebron Avenue Glastonbury, CT 06268	506,051	2.2724%

All Officers and Directors as a group (4 people)	10,600,601	47.6008%

(1) Includes the assumed conversion of the warrants.
(2) The shares held by Mr. Vagnini are subject to reverse vesting in the case he terminates his employment with the Registrant prior to a certain date.

CHANGE OF CONTROL OF REGISTRANT

In connection with the Exchange, VeruTEK Delaware’s stockholders became stockholders of the Registrant. On the Closing Date, the Registrant issued 17,634,112 shares of its common stock to VeruTEK Delaware’s stockholders. The transaction contemplated by the Purchase Agreement was intended to be a “tax-free” reorganization pursuant to provisions of Section 351 and 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

In conjunction with the Exchange on the Closing Date, the Registrant issued Notes convertible into 1,685,000 shares of Registrant’s Common Stock and warrants to purchase up to 842,500 shares of Registrant’s common stock, in exchange for approximately $1,685,000 million in cash proceeds before reduction for offering costs. In addition, 17,263,360 common shares of the Registrant’s common stock were issued to principals and promoters of the Exchange and Financing. All shares issued are unregistered and are subject to registration rights agreements.

Following the closing of the Exchange and Financing, the stockholders of VeruTEK Delaware now own approximately 79% of the Registrant’s common stock outstanding as of May 9, 2007.

For accounting purposes, this transaction is being accounted for as a reverse merger, since the stockholders of VeruTEK Delaware now own a majority of the issued and outstanding shares of common stock of the Registrant, and certain of the directors and officers of VeruTEK Delaware became or will become directors and executive officers of the Registrant. Ten days after filing of a Schedule 14f-1, Mr Peter Keller and Mr. Ezio Montagliani will resign as directors of the Registrant and John Collins and George Hoag will join the board of directors. Effective May 9, 2007, Mr. Montagliani and Mr. Keller resigned as officers of the Registrant. No agreements exist among present or former controlling stockholders of Registrant or present or former officers and directors of VeruTEK Delaware with respect to the election of members of the Registrant’s Board of Directors, and to the Registrant’s knowledge, no other agreements exist which might result in a change in control of the Registrant.

Pursuant to the Purchase Agreement and following the filing of a Schedule 14f-1 Messrs. Ezio Montagliani and Peter Keller will resign from the Board and the following executive officers and directors of VeruTEK Technologies, Inc. will become the executive officers and directors of the Registrant:

Name	Age	Position with Company
George Hoag	54	Senior Vice President, Director of Research and Development and Director Designee

John Collins	48	President, Chief Executive Officer, and DirectorDesignee

Ezio Montagliani	48	Director

Peter Heller	43	Director

Prior to the Purchase Agreement, our officers and directors were Ezio Montagliani and Peter Heller. On May 9, 2007, Mr. Montagliani and Mr. Heller resigned from all offices held by them. Additionally, Ezio Montagliani and Peter Heller tendered their resignation to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our shareholders (the “Effective Date”). In connection with the Purchase Agreement, Mr. Montagliani and Mr. Heller appointed Mr. Collins and Mr. Hoag (“Incoming Directors”) as directors. The change in directors is expected to occur on the Effective Date. The Incoming Directors were nominated by written consent.

None of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The current directors and Incoming Directors are as follows:

John Collins serves as President, Chief Executive Officer, and Director Designee. Dr. Collins received his Ph.D. in Soil Physical Chemistry from the University of California (Riverside) in 1988. In his 20-year career, he has managed regional offices for several large environmental consulting firms and has consulted to Department of Defense/Energy/EPA and Fortune 500 companies on environmental risk, remediation, insurance cost recovery and liability. Dr. Collins is a well-known proponent of green technologies in solving the worldwide legacy of industrial contamination.

George Hoag serves as Senior Vice President, Director of Research and Development, and Director Designee. Dr. Hoag received his Ph.D. in Environmental Engineering in 1983. He founded and directed the Environmental Research Institute at the University of Connecticut until 2002. He has over 200 peer-reviewed scientific papers, 4 patents and is considered one of the fathers of In Situ Chemical Oxidation (ISCO), Soil Vapor Extraction and other environmental remediation methods.

Ezio Montagliani serves as Director. Since June 1995, he has been self-employed as the principal of Spark Holdings Inc., a private  company involved in project  development.  The company's  current  projects  involve the development of a mobile home park in West Edmonton, Alberta, a security software company in Vancouver, British Columbia and a video  compression  technology company in Los Angeles.

Peter Keller serves as Director. Since April 1992, Mr. Keller has acted as the principal of The Candle Man, a proprietorship involved in the manufacture and distribution of candles.

EXECUTIVE OFFICERS

Additionally, in connection with the Purchase Agreement, Ezio Montagliani, resigned as president and chief executive officer and Peter Keller resigned as secretary and treasurer and John Collins was appointed to serve as VeruTEK Nevada’s chief executive officer and president, Michael Vagnini was appointed to serve as VeruTEK Nevada’s chief financial officer, and George Hoag was appointed to serve as VeruTEK Nevada’s senior vice president and director of research and development.

The following is a brief description of our executive officers who are not also directors:

Michael Vagnini serves as Chief Financial Officer and Senior Vice President. Mr. Vagnini worked for Chemtura Chemical Corporation (formerly UniRoyal Chemical) for 27 years serving finally as Senior Vice President and Controller. Previously, he was CFO of UniRoyal Canada Ltd. from 1986 through 1994.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires VeruTEK’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of VeruTEK’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of VeruTEK’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of VeruTEK’s common stock are required by SEC regulations to furnish VeruTEK with copies of all Section 16(a) forms that they file.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the annual and long-term compensation earned by VeruTEK Delaware’s Chief Executive Officer and up to the four other most highly compensated executive officers who served during the year ended December 31, 2006, and whose annual salary and bonus during the fiscal years ended December 31, 2006 and 2005 exceeded $100,000 (the “Named Executive Officers”). The compensation indicated below was paid by VeruTEK Delaware. Each became an executive officer of the Registrant as of the Effective Date of the Exchange.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards	Total
George Hoag (1) Senior Vice President and Director of Research and Development	2006	$238,716	-	-	$238,716

John Collins (1) President and Chief Executive Officer	2006	$161,419	-	-	$161,419

Michael Vagnini (2)	2006	-	-	-	-

1)
The documented compensation for Hoag and Collins reflects their employment agreements for 2006 for VeruTEK Technologies Delaware. However, Hoag and Collins will be receiving $300,000 each in deferred compensation under their new employment agreements with VeruTEK Technologies Nevada.

2)	Michael Vagnini commenced employment with the company in February of 2007.

The Company has employment agreements (the “agreements”) with Mr. John Collins, President and Chief Executive Officer (Mr. Collins) and Mr. George Hoag, Senior Vice President, Research and Development (Mr. Hoag). The agreements expire on December 31, 2036. Mr. Collins’ agreement includes a base salary of $250,000. Mr. Hoag’s agreement includes a base salary of $300,000. The agreements include the following benefits and payments:

a. annual incentive payments to a maximum of 50% of their respective base salaries, at the discretion of the Board of Directors;

b. participation in any future stock option program offered by the Company if they are then the owner of less than 10% of the total equity interest in the company;

c. participation in a profit sharing plan if approved and implemented by the Board of Directors;

d. twenty days of paid vacation annually; and

e. severance in the event of a termination (or effective termination) that is not for cause in the amount of one year’s salary that coincides with a like term of a non-compete agreement.

To date, Mr. Collins and Mr. Hoag have not received approximately $300,000 each in base salary due to them under their employment agreements. The amounts payable to Mr. Collins and Mr. Hoag with respect to deferred compensation are included in due to officers/directors in the accompanying balance sheet. The Company expects to approve and implement a stock option plan in the near future. The purpose of such plan will be to enable the Company to hire, retain and motivate employees. The plan will be limited to 10% of the overall equity of the Company and shall be subject to customary grant agreements and vesting schedules.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERUTEK TECHNOLOGIES, INC.

By:	/s/ John Collins
Name: Title:	John Collins Chief Executive Officer

Dated: May 23, 2007